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                               COBALT CORPORATION
                            401 WEST MICHIGAN STREET
                           MILWAUKEE, WISCONSIN 53203


                                 August 8, 2002
VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   COBALT CORPORATION
      FORM S-3 REGISTRATION STATEMENT (REGISTRATION NO. 333-90866)

Ladies and Gentlemen:

                  Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Cobalt Corporation (the "Registrant") hereby requests the withdrawal of its Registration Statement on Form S-3 (Registration No. 333-90866), originally filed with the Securities and Exchange Commission (the "Commission") on June 20, 2002 (the "Registration Statement").

                  The Registrant does not anticipate completing the transaction described in the Registration Statement. The Registration Statement was never declared effective and no securities were sold in connection with the proposed offering described in the Registration Statement. Accordingly, the Registrant believes that it is in the best interest of the public and necessary for the protection of investors that the Registration Statement be withdrawn.

                  The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for any future registration statement or registration statements.

                  Should any questions arise in connection with this request for withdrawal, please contact Trevor R. Grove or John M. Olson of Foley & Lardner at (414) 297-5639 or (414) 297-5640, respectively.

                                        Very truly yours,

                                        COBALT CORPORATION



                                        By: /s/ Gail L. Hanson
                                            ------------------------------------
                                            GAIL L. HANSON
                                            CHIEF FINANCIAL OFFICER